Exhibit 99.1

News Release

Stantec reports second quarter 2016 results and dividend

EDMONTON, AB; NEW YORK, NY (August 4, 2016) TSX, NYSE:STN

Contributions from acquisitions and steady organic gross revenue growth in Stantec’s Infrastructure business operating unit and US regional operating unit resulted in strong overall gross revenue growth of over 47% in the second quarter of 2016. The MWH Global (MWH) acquisition, which closed in early May, added significant gross revenue to many areas of Stantec’s legacy Consulting Services business and greatly expanded Global operations.

Results were impacted by a slight decrease in gross margin—from 54.0% in Q2 15 to 53.6% in Q2 16—due to the addition of the Construction Services business, which generates a lower margin than the Consulting Services business. In addition, there were downward pressures on fees in some sectors, coupled with execution challenges on certain projects in the Buildings business operating unit and the Transportation sector. Administrative and marketing expenses were also higher, mainly due to acquisition-related costs and lease exit costs associated with optimizing office leases. In addition, borrowing required to fund the MWH acquisition resulted in increased interest expense, and a breakage fee was incurred on the renegotiation of new credit facilities.

“We continued to see steady organic gross revenue growth in our Infrastructure business operating unit and in our US operations,” says Bob Gomes, Stantec president and chief executive officer. “And with MWH officially part of our team, we have deeper capabilities and expertise to draw from, particularly in terms of water and natural resources infrastructure, and we have established a global platform to allow us to further expand. As a combined company, we offer clients and communities around the world stronger and more diverse services.”

Financial Summary
For the quarter ended June 30 (In millions of Canadian dollars, except for share amounts and %)	2016 Q2	2015 Q2	% Change
Gross revenue	$1,046.6	$710.3	47.3
Adjusted EBITDA(1)	$84.6	$75.8	11.6
Adjusted diluted earnings per share (1)	$0.37	$0.45	(17.8)
Cash dividends declared per common share	$0.1125	$0.105	7.1

(1) Adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures as defined in the Cautionary Statements.

In addition to MWH, Stantec closed the acquisition of VOA Associates, Inc. (VOA). during the quarter, demonstrating the Company’s ability to execute its acquisition strategy at multiple levels simultaneously. VOA will further expand Stantec’s architecture presence in several US states.

With the addition of MWH, Stantec’s business is now organized into two primary service offerings: Consulting Services—which includes the Company’s legacy business and is augmented by MWH’s expertise in infrastructure, energy and resources, and environmental services—and Construction Services, which is composed of MWH’s well-respected construction management business.

Since the close of the MWH Global acquisition, Stantec has focused on aligning its financial systems to facilitate external reporting and is completing the detailed integration-level diligence required to chart a path for ultimate integration. The Company expects to review various segments of MWH’s business over the course of 2016 and anticipates these segments to be fully integrated into Consulting Services by early 2017. The review and integration of some of MWH’s global operations are not expected to occur until later in 2017. Construction Services will not be integrated into Stantec’s Consulting Services platform and will be reported as a separate business segment.

Consulting Services experienced gross revenue growth in the Infrastructure, Energy & Resources, and Environmental Services business operating units and the US and Global regional operating units when comparing Q2 16 to Q2 15, primarily due to contributions from acquisitions. During the quarter, the Infrastructure business operating unit achieved strong organic gross revenue growth of 5.3%. This area of the business continues to benefit from government spending in transportation infrastructure in North America. The continued market expansion in the United States resulted in organic gross revenue growth of 3.7% in that regional operating unit when compared to the same quarter last year.

Though Energy & Resources and Environmental Services achieved an overall increase in gross revenue, both business units experienced organic revenue retraction during the quarter due to the ongoing effects of low commodity prices. As a result, gross revenue from Stantec’s Canadian operations decreased quarter over quarter and year to date. Gross revenue for the Buildings business operating unit increased 7.9% year to date but decreased 0.4% when comparing Q2 16 to Q2 15 due to execution challenges on certain projects. Despite this, Stantec continued to win significant buildings work during the quarter. For example, the Company was awarded full professional services for architecture and interior design for a new applied sciences building at Tarleton State University, in Stephenville, Texas, which is part of the Texas A&M University System. The 97,812 square-foot (9,087 square-metre), three-story building will provide state-of-the-art classroom and laboratory space, parking facilities, and academic enhancement areas to compensate for the university’s recent growth.

Gross revenue for Construction Services, which provides construction management services primarily in the United Kingdom and the United States, was $140.7 million since the close of the MWH acquisition. The United Kingdom generated $58.0 million while the United States generated $82.7 million, highlighted by a recent win on the Avon Lake Water Pollution Control Center Plant in Avon Lake, Ohio. The improvement project will see construction of a new raw sewage pump station, screening building, sludge thickener, and final clarifier as well as major renovation of the grit facility, primary settling tanks, aeration, UV disinfection, and sludge dewatering facilities.

Additional Company Activity

On August 3, 2016, Stantec declared a cash dividend of $0.1125 per share, payable on October 13, 2016, to shareholders of record on September 30, 2016.

Conference Call and Company Information

Stantec’s second quarter conference call—to be held Thursday, August 4, at 2:00 PM MDT (4:00 PM EDT)—will be broadcast live and archived in the Investors section of stantec.com. Financial analysts wanting to participate in the earnings conference call are invited to call 1-800-499-4035 and provide the operator with confirmation code 1143030.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s adjusted EBITDA and adjusted diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2015 Annual Report and the Company’s 2016 Second Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to: our expectation that the VOA acquisition will expand our architectural presence, our expectation on the timing for completion of the MWH integration, and statements regarding the anticipated results of projects contemplated herein. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2015 Annual Report and the 2016 Second Quarter Management’s Discussion and Analysis. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at www.sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2015 (which form our 2015 Annual Report) by visiting EDGAR on the SEC website at www.sec.gov, on the CSA website at www.sedar.com, or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2015 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Stephanie Smith	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-917-7230	Ph: 780-616-2785
stephanie.smith2@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	June 30	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and deposits	156,173	67,342
Cash in escrow	13,086	8,646
Trade and other receivables	766,534	570,577
Unbilled revenue	463,463	228,970
Income taxes recoverable	54,129	19,727
Prepaid expenses	62,170	29,022
Other financial assets	24,150	26,722
Other assets	2,629	386

Total current assets	1,542,334	951,392
Non-current
Property and equipment	208,454	158,085
Goodwill	1,744,403	966,480
Intangible assets	422,299	138,079
Investments in joint ventures and associates	9,627	4,467
Deferred tax assets	22,049	11,254
Other financial assets	141,470	111,479
Other assets	5,184	643

Total assets	4,095,820	2,341,879

LIABILITIES AND EQUITY
Current
Trade and other payables	621,324	352,199
Billings in excess of costs	202,270	109,159
Income taxes payable	3,115	-
Long-term debt	83,490	133,055
Provisions	35,000	22,878
Other financial liabilities	1,711	2,601
Other liabilities	18,221	12,162

Total current liabilities	965,131	632,054
Non-current
Long-term debt	1,022,888	232,301
Provisions	75,047	62,572
Net employee defined benefit liability	25,441	-
Deferred tax liabilities	61,702	21,256
Other financial liabilities	4,447	2,748
Other liabilities	80,153	67,688

Total liabilities	2,234,809	1,018,619

Shareholders’ equity
Share capital	867,450	289,118
Contributed surplus	17,188	15,788
Retained earnings	864,779	852,725
Accumulated other comprehensive income	110,891	165,629

Total shareholders’ equity	1,860,308	1,323,260

Non-controlling interests	703	-

Total liabilities and equity	4,095,820	2,341,879

Consolidated Statements of Income

(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2016	2015	2016	2015
(In thousands of Canadian dollars, except per share amounts)	$	$	$	$

Gross revenue	1,046,642	710,254	1,802,025	1,415,977
Less subconsultant and other direct expenses	269,316	116,336	396,051	229,775

Net revenue	777,326	593,918	1,405,974	1,186,202
Direct payroll costs	360,420	273,138	649,929	538,271

Gross margin	416,906	320,780	756,045	647,931
Administrative and marketing expenses	341,630	244,968	613,307	496,426
Depreciation of property and equipment	12,547	11,162	22,604	22,004
Amortization of intangible assets	19,941	8,679	30,744	18,906
Net interest expense	10,843	2,863	13,931	5,529
Other net finance expense	2,524	739	3,652	1,577
Share of income from joint ventures and associates	(704)	(516)	(1,076)	(1,155)
Foreign exchange (gain) loss	(39)	94	65	(34)
Other income	(253)	(6,749)	(128)	(7,217)

Income before income taxes	30,417	59,540	72,946	111,895

Income taxes
Current	6,868	17,103	20,909	31,204
Deferred	2,378	(730)	245	(433)

Total income taxes	9,246	16,373	21,154	30,771

Net income for the period	21,171	43,167	51,792	81,124

Weighted average number of shares outstanding – basic	106,207,939	94,037,462	100,049,233	93,950,055

Weighted average number of shares outstanding – diluted	106,621,988	94,645,377	100,451,362	94,495,416

Shares outstanding, end of the period	113,907,017	94,186,720	113,907,017	94,186,720

Earnings per share
Basic	0.20	0.46	0.52	0.86

Diluted	0.20	0.46	0.52	0.86